Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

July 7, 2020

VIA EDGAR

Mr. Jeffrey Foor

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy High Income Opportunities Fund (File No. 811-22800) Responses to Comments on the Preliminary Proxy Statement Filed on Schedule 14A

Dear Mr. Foor:

The following are responses to the comments you provided to me on July 1, 2020, regarding the preliminary proxy statement for Ivy High Income Opportunities Fund (the “Fund”) that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission on June 22, 2020 (SEC Accession No. 0001193125-20-174988). For your convenience, each of your comments, as we understand them, is repeated below with responses immediately following. Defined terms used below have the same meanings as in the Proxy Statement.

1.	Comment:

In the discussion concerning Proposal 2 (Declassification of the Board), consider disclosing what would occur if Proposal 2 does not receive the votes necessary to amend the Declaration to declassify the Board of Trustees.

Response:

The Fund has revised the disclosure in accordance with the request. The following language has been added to the “question and answer” section of the Proxy Statement, immediately following the question and answer addressing the voting requirement for Proposal 2:

•	What happens if Proposal 2 is not approved?

If Proposal 2 is not approved by shareholders, the Fund’s Declaration will not be amended, and the Board of Trustees will remain classified.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

July 7, 2020

2.	Comment:	Supplementally, please state whether the Fund will include the proposed amended form of the Declaration in the Proxy Statement or in an exhibit thereto.

	Response:	The Fund confirms that it will include a form of the proposed amended Declaration as an exhibit to the Proxy Statement.

*        *        *          *

We believe this responds to all of your comments. If you have any questions regarding the matters discussed above, please feel free to call me at 312-964-3505.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

cc:	E. Taylor Brody, Esq.

Jennifer Dulski, Esq.

Alan P. Goldberg, Esq.

Michael Mabry, Esq.